PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130
T. 858.720.6320
F. 619.235.0398

CHRISTOPHER TINEN
P. 858.720.6320
christopher.tinen@procopio.com

DEL MAR HEIGHTS
LAS VEGAS
ORANGE COUNTY
PHOENIX
SAN DIEGO
SILICON VALLEY WASHINGTON D.C.

September 5, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Cara Wirth
Dietrich King
Ta Tanisha Meadows
Angela Lumley

Re:	My Racehorse CA LLC Offering Statement on Form 1-A Post-qualification Amendment No. 12 Filed August 4, 2023 File No. 024-11808

Ladies and Gentlemen:

On behalf of our client, My Racehorse CA LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 30, 2023, relating to the Company’s Post-Qualification Amendment No. 12 to Offering Statement on Form 1-A (File No. 024-11808) filed with the Commission on August 4, 2023 (“Post-Qualification Amendment No. 12”). We are concurrently filing via EDGAR this letter and the Company’s Post-Qualification Amendment No. 13 to Offering Statement on Form 1-A (File No. 024-11808) (“Post-Qualification Amendment No. 13”).

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed such comment with the Company’s response. All page references or capitalized terms herein correspond to the page of Post-Qualification Amendment No. 12.

Post-Qualification Amendment No. 12 Filed on August 4, 2023

General

1.	We note your response to comment 1. In appropriate places, please revise to state, as you do in your response, that the Manager is ultimately responsible for executing decisions, and that trainers, stable hands, veterinarians and other persons involved in the regular care and maintenance of the horses and paid by or managed by the Company handle the ordinary day-to-day activities subject to the Manager's authority.

In response to the Staff’s comment, the Company advises the Staff that it has revised the Offering Statement to address the Staff’s comment.

Securities and Exchange Commission

September 5, 2023

2.	With respect to comment 7, please confirm that the statements and information provided in your correspondence filed with the Commission on March 30, 2021 remain complete and accurate in describing your expertise in managing horses and the level of actual involvement you have in managing the horses purchased by your various series LLCs.

In response to the Staff’s comment, the Company confirms to the Staff that the statements and information provided in the Company’s correspondence filed with the Commission on March 30, 2021 remain complete and accurate in describing the Company’s expertise in managing horses and the level of actual involvement the Company has in managing the horses purchased by the Company’s various series LLCs.

3.	We note your response to comment 8. Please clarify whether the securities offered by Series Edge, outside of this offering statement, in any corresponding Regulation D offering are identical to the securities being offered pursuant to Regulation A and disclose and explain any material differences in the rights of the respective securityholders.

In response to the Staff’s comment, the Company has removed all offerings that reference Series Edge from this Offering Statement. To the extent that the Company offers securities under Regulation A that also have Series Edge investors with the same Underlying Asset in the future, the Company understands and acknowledges that it will provide such requested disclosures.

4.	We note your response to comment 9. Per Instruction 5 to Item 6 of Part II of Form 1-A, "[i]f any material amounts of other funds are to be used in conjunction with the proceeds, state the amounts and sources of such other funds and whether such funds are firm or contingent." If any material amounts of other funds (i.e. amounts raised in a Series Edge offering) are to be used in conjunction with the proceeds raised in this offering, please revise to state as much, as well as the amounts and sources of such other funds and whether they are firm or contingent.

In response to the Staff’s comment, the Company has removed all offerings that reference Series Edge from this Offering Statement. To the extent that the Company offers securities under Regulation A that also have Series Edge investors with the same Underlying Asset in the future, the Company understands and acknowledges that it will provide such requested disclosures.

5.	We note your revised Exhibit 16.1 in response to comment 10. Please revise to reflect which interests were sold pursuant to Regulation A and Regulation D.

In response to the Staff’s comment, the Company has revised exhibit 16.1 to provide such information on a series-by-series basis and differentiating between Regulation D and Regulation A as requested.

***

Please direct any questions regarding the Company’s response to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/Christopher L. Tinen, Esq.
Christopher L. Tinen, Esq.

cc:   Michael Behrens, My Racehorse CA LLC